Exhibit 99.1

FOR IMMEDIATE RELEASE

WIGO S.A. SELECTS DRAGONWAVE HORIZON COMPACT+ AND HORIZON QUANTUM MICROWAVE RADIOS

Service provider’s public Wi-Fi access network leverages company’s all-outdoor Ethernet solutions for high reliability, low latency and ease of installation to meet mobile capacity demands in Peru.

Ottawa, Canada, November 5, 2014 - DragonWave® Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced WIGO S.A., a Lima-based Wi-Fi service provider, has deployed Horizon Quantum and Horizon Compact+ links to interconnect base stations and MPLS nodes at speeds up to 800 Mbps in the 18 GHz and 13 GHz frequency bands.

Horizon Compact+ is a ruggedized all-outdoor microwave product that delivers up to 1 Gbps capacity in the 6 to 60 GHz bands. Horizon Quantum is a split mount system that delivers up to 3 Gbps throughput in the 6 to 38 GHz bands. WIGO S.A. currently deploys point-to-multipoint base stations that are backhauled using the Horizon Compact+ and Horizon Quantum microwave radios, providing a comparable, yet more economically viable, solution to fiber in a dense metro environment where live streaming and social networking activity by end users is rapidly increasing.

“Finding a microwave solution that provides high capacity and low latency on par with fiber was a key consideration in expanding our network capabilities while keeping an eye on CAPEX over the long term,” said Mr. Gustavo Cubas Rojas, CTO at WIGO S.A.. “DragonWave’s solutions offered us the best overall opportunity to get to market quicker and provide the high capacity and performance to ensure our customers receive outstanding and reliable mobile service today and for the future.”

“DragonWave has continually pushed microwave technology forward so that service providers have optimal choices when considering backhaul solutions to expand their network capabilities,” said Peter Allen, President and CEO, DragonWave. “WIGO is a great example of how to quickly deploy a microwave solution to meet burgeoning mobile capacity demand, and do so cost effectively and with the capability of leveraging the inherent interoperability of DragonWave solutions as networks grow. We are pleased to be playing a role in WIGO’s current expansion and look forward to our continued collaboration.”

About DragonWave Inc.

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024	Investor Contact: John Lawlor Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-599-9991 ext 2424